UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)



                    ALTERMAN INVESTMENT FUND, INC.
                          (Name of Issuer)
                    Common Stock, $2.50 Par Value
                     (Title of Class of Securities)

                               021447 10 7
                             (CUSIP Number)


B. Joseph Alley, Jr., 2800 One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3400; (404) 873-8688
       (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                         October 31, 1995
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D




1  Name of Reporting Person  S.S. or I.R.S.
   Identification No. of Above Person
    Paul J. Alterman



2  Check the Appropriate Box if a Member of a Group   (a) / /
                                                      (b)/ /


3  SEC Use Only




4  Source of Funds
                      00



5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(E)




6  Citizenship or Place of Organization
                                  Georgia




7  Sole Voting Power
                                  11,288




8  Shared Voting Power
                                 144,427*




9  Sole Dispositive Power
                                  11,288




10  Shared Dispositive Power
                                 144,427*



11 Aggregate Amount Beneficially Owned by Each
   Reporting Person
                                 155,715*



12 Check Box if the Aggregate Amount in Row (11)
   Excludes Certain Shares

                                / /


13  Percent of Class Represented by Amount in Row (11)
                                   19.8%



14  Type of Reporting Person
                                    IN


                    SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 100 shares held by his wife. Mr. Alterman disclaims beneficial ownership of these shares. Includes 40,000 shares held by Sam P. Alterman Family Foundation, Inc., a nonprofit corporation of which Mr. Alterman is one of five trustees. Includes 69,402 shares held by Alterman Real Estate, Ltd., a Georgia limited partnership, of which Paul J. Alterman and his father are the sole general partners, and his mother is the sole limited partner. Includes 17,133 shares held by Mr. Alterman as custodian for his four minor children. Includes 17,792 shares owned by Sam P. Alterman. Paul J. Alterman holds a power of attorney pursuant to which he has voting and dispositive power over such shares.

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, $2.50 par value, of Alterman Investment Fund, Inc., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at:

          Suite 104
          1218 West Paces Ferry Road, N.W.
          Atlanta, Georgia  30327

Item 2.   Identity and Background.


     1.   (a)  Paul J. Alterman is a person filing this statement.

          (b)  1814 Jackson Creek Drive, Marietta, Georgia  30068.

          (c)  Managing General Partner of Alterman Real Estate,
Ltd., engaged in the business of ownership and management of real estate, the business address of which is Suite 104, 1218 West Paces Ferry Road, N.W., Atlanta, Georgia 30327

          (d)  None.

          (e)  None.

          (f)  United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          On October 31, 1995, Sam P. Alterman gifted 6,000 shares to his children and grandchildren, including 2,000 shares to Paul Alterman as custodian for two minor children. On February 18, 1994, Sam P. Alterman executed a Power of Attorney in favor of Paul
J. Alterman, granting Paul J. Alterman voting and dispositive power over shares owned by Sam P. Alterman.

Item 4.   Purpose of Transaction.

          See Item 3 above. All transactions reported herein were gifts. The reporting persons have no plans or proposals which relate to or would result in any of the occurrences listed in the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) See Items 7, 8, 9, 10, 11 and 13 of cover pages.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

           (a) None

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Paul J. Alterman                             2/9/96
________________                           _____________
Paul J. Alterman                             Date